



FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the Periods Ended September 30, 2008 and 2007

(in millions, except per share amounts)

	Third Quarter		First Nine Months	
	2008	2007	2008	2007
	(unaudited)		(unaudited)	
Sales and revenues				
Automotive sales	$ 27,733	$ 36,270	$ 103,907	$ 115,006
Financial Services revenues	4,312	4,808	13,178	13,333
Total sales and revenues	32,045	41,078	117,085	128,339
Costs and expenses				
Automotive cost of sales	24,999	33,238	100,450	104,135
Selling, administrative and other expenses	4,574	4,904	16,974	15,828
Interest expense	2,382	2,733	7,339	8,210
Financial Services provision for credit and insurance losses	399	194	1,341	374
Total costs and expenses	32,354	41,069	126,104	128,547
Automotive interest income and other non-operating income/(expense), net	(244)	(216)	(344)	672
Automotive equity in net income/(loss) of affiliated companies	13	51	109	262
Income/(Loss) before income taxes	(540)	(156)	(9,254)	726
Provision for/(Benefit from) income taxes	(462)	162	(811)	467
Income/(Loss) before minority interests	(78)	(318)	(8,443)	259
Minority interests in net income/(loss) of subsidiaries	51	62	262	205
Income/(Loss) from continuing operations	(129)	(380)	(8,705)	54
Income/(Loss) from discontinued operations	-	-	9	34
Net income/(loss)	$ (129)	$ (380)	$ (8,696)	$ 88
AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK				
Basic income/(loss)				
Income/(Loss) from continuing operations	$ (0.06)	$ (0.19)	$ (3.89)	$ 0.03
Income/(Loss) from discontinued operations	-	-	-	0.02
Net income/(loss)	$ (0.06)	$ (0.19)	$ (3.89)	$ 0.05
Diluted income/(loss)				
Income/(Loss) from continuing operations	$ (0.06)	$ (0.19)	$ (3.89)	$ 0.03
Income/(Loss) from discontinued operations	-	-	-	0.02
Net income/(loss)	$ (0.06)	$ (0.19)	$ (3.89)	$ 0.05

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.




FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

	September 30, 2008	December 31, 2007
	(unaudited)	
ASSETS		
Cash and cash equivalents	$ 24,894	$ 35,283
Marketable securities	16,907	5,248
Loaned securities	-	10,267
Finance receivables, net	100,883	109,053
Other receivables, net	7,529	8,210
Net investment in operating leases	29,179	33,255
Retained interest in sold receivables	154	653
Inventories	12,048	10,121
Equity in net assets of affiliated companies	3,065	2,853
Net property	30,253	36,239
Deferred income taxes	3,032	3,500
Goodwill and other net intangible assets	1,805	2,069
Assets of discontinued/held-for-sale operations	-	7,537
Other assets	12,316	14,976
Total assets	$ 242,065	$ 279,264
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payables	$ 20,358	$ 20,832
Accrued liabilities and deferred revenue	62,931	74,738
Debt	156,793	168,787
Deferred income taxes	2,514	3,034
Liabilities of discontinued/held-for-sale operations	-	4,824
Total liabilities	242,596	272,215
Minority interests	1,458	1,421
Stockholders' equity		
Capital stock		
Common Stock, par value $0.01 per share (2,304 million shares issued)	23	21
Class B Stock, par value $0.01 per share (71 million shares issued)	1	1
Capital in excess of par value of stock	8,910	7,834
Accumulated other comprehensive income/(loss)	(571)	(558)
Treasury stock	(183)	(185)
Retained earnings/(Accumulated deficit)	(10,169)	(1,485)
Total stockholders' equity	(1,989)	5,628
Total liabilities and stockholders' equity	$ 242,065	$ 279,264

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.




CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Periods Ended September 30, 2008 and 2007

(in millions)

	First Nine Months	
	2008	2007
	(unaudited)	
Cash flows from operating activities of continuing operations		
Net cash (used in)/provided by operating activities	$ 3,269	$ 13,242
Cash flows from investing activities of continuing operations		
Capital expenditures	(4,875)	(4,215)
Acquisitions of retail and other finance receivables and operating leases	(36,932)	(42,827)
Collections of retail and other finance receivables and operating leases	32,278	34,509
Purchases of securities	(49,881)	(9,085)
Sales and maturities of securities	47,852	14,805
Settlements of derivatives	1,753	716
Proceeds from sales of retail and other finance receivables and operating leases	-	705
Proceeds from sale of businesses	6,293	1,236
Cash paid for acquisitions	(13)	-
Transfer of cash balances upon disposition of discontinued/held-for-sale operations	(925)	(83)
Other	421	185
Net cash (used in)/provided by investing activities	(4,029)	(4,054)
Cash flows from financing activities of continuing operations		
Sales of Common Stock	663	152
Purchases of Common Stock	-	(31)
Changes in short-term debt	(4,422)	(2,558)
Proceeds from issuance of other debt	27,565	24,018
Principal payments on other debt	(32,768)	(32,457)
Other	(531)	151
Net cash (used in)/provided by financing activities	(9,493)	(10,725)
Effect of exchange rate changes on cash	(136)	64
Net increase/(decrease) in cash and cash equivalents from continuing operations	(10,389)	(1,473)
Cash flows from discontinued operations		
Cash flows from operating activities of discontinued operations	-	16
Cash flows from investing activities of discontinued operations	-	-
Cash flows from financing activities of discontinued operations	-	-
Net increase/(decrease) in cash and cash equivalents	$ (10,389)	$ (1,457)
Cash and cash equivalents at January 1	$ 35,283	$ 28,896
Cash and cash equivalents of discontinued/held-for-sale operations at January 1	-	(2)
Net increase/(decrease) in cash and cash equivalents	(10,389)	(1,457)
Less: cash and cash equivalents of discontinued/held-for-sale operations at September 30	-	-
Cash and cash equivalents at September 30	$ 24,894	$ 27,437

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.





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XBRL report	fmc-20080930.xml
XBRL taxonomy schema	fmc-20080930.xsd
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XBRL taxonomy linkbase	fmc-20080930_pre.xml
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